UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ML Media Partners, L.P.

(Name of Issuer)

Units of Limited Partnership Interests

(Title of Class of Securities)

55307J 10 2 (CUSIP Number)

April 27, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 55307J 10 2	13G	Page 2 of 10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Harmony Group II, LLC 13-3959664
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 19,022 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 19,022

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,022
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON* OO*

*	The Reporting Person is a limited liability company.

CUSIP No. 55307J 10 2	13G	Page 3 of 10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bryan E. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 19,508 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 19,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 55307J 10 2	13G	Page 4 of 10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Eagle Investment Partners, L.P. 13-3982367
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 19,508 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 19,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 55307J 10 2	13G	Page 5 of 10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). BTrue Productions, LLC 81-055887
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 12,894 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 12,894

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON* OO*

*	The Reporting Person is a limited liability company.

CUSIP No. 55307J 10 2	13G	Page 6 of 10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Madison Capital Management, LLC 88-0501909
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 12,894 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 12,894

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON* OO*

*	The Reporting Person is a limited liability company.

CUSIP No. 55307J 10 2	13G	Page 7 of 10

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MIP Holdings, LLC (f/k/a Madison Capital Group, LLC) 68-0539705
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 12,894 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 12,894

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON* OO*

*	The Reporting Person is a limited liability company.

CUSIP No. 55307J 10 2	13G	Page 8 of 10

This Schedule 13G is filed pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934 as amended. The Reporting Persons (as defined below) and certain of their affiliated entities and other persons previously reported beneficial ownership of the Units of Limited Partnership Interests (the “Units”) of the Issuer on a Schedule 13D filed jointly with the Securities and Exchange Commission on December 12, 2001.

Item 1.	(a)	Name of issuer:

ML Media Partners, L.P.

	(b)	Address of Issuer’s Principal Executive Offices:

Four World Financial Center – 23rd Floor
New York, N.Y. 10080

Item 2.	(a)	Names of persons filing:

The names of the persons filing this Schedule 13G are (i) MIP Holdings, LLC, (f/k/a Madison Capital Group, LLC) a Delaware limited liability company (“MIP”), (ii) the managing member of MIP, Madison Capital Management, LLC, a Nevada limited liability company (“MCM”), (iii) the managing member of MCM, BTrue Productions, LLC, a Delaware limited liability company (“BTrue”); (iv) the managing member of BTrue, The Harmony Group II, LLC, a Delaware limited liability company (“Harmony Group”); (v) the managing member of Harmony Group, Eagle Investment Partners, L.P., a Delaware limited partnership (“Eagle”); and (vi) Bryan E. Gordon (collectively, the “Reporting Persons”). Madison Avenue Investment Partners, LLC, a Delaware limited liability company (“MAIP”) manages, through subsidiaries, a number of investment funds which own certain of the Units. Neither MAIP, nor any of the entities directly or indirectly managed by MAIP, beneficially owns more than 5% of the Units.

The controlling member of MAIP is Harmony Group, of which Mr. Gordon is the Managing Director.

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

	(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is P.O. Box 7533, Incline Village, Nevada 89452.

	(c)	Citizenship:

See Item 2(a), above. Mr. Gordon is a citizen of the United States of America.

	(d)	Title of Class of Securities:

Units of limited partnership interests.

	(e)	CUSIP Number:

55307J 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 55307J 10 2	13G	Page 9 of 10

Item 4.	Ownership.

Ownership by the Reporting Persons as of April 27, 2005 is incorporated by reference to Items 5 through 9 included on each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2(a), above.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55307J 10 2	13G	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13G is filed jointly on behalf of each of MIP, MCM, BTrue, Harmony Group, Eagle and Bryan E. Gordon.

Dated as of: May 2, 2005

MIP HOLDINGS, LLC

By:	/s/ Bryan E. Gordon
Bryan E. Gordon, Managing Director

MADISON CAPITAL MANAGEMENT, LLC

By:	/s/ Bryan E. Gordon
Bryan E. Gordon, Managing Director

BTRUE PRODUCTIONS, LLC

By:	/s/ Bryan E. Gordon
Bryan E. Gordon, Managing Director

THE HARMONY GROUP II, LLC

By:	/s/ Bryan E. Gordon
Bryan E. Gordon, Managing Director

EAGLE INVESTMENT PARTNERS, L.P.

By:	/s/ Bryan E. Gordon
Bryan E. Gordon

/s/ Bryan E. Gordon
Bryan E. Gordon